Lyntek
INCORPORATED

CONSENT OF AUTHOR

TO: Ur-Energy Inc.

AND TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission

AND TO: Toronto Stock Exchange

RE: Ur-Energy Inc. ("Ur-Energy") – Consent under National Instrument 43-101

Reference is made to the technical report (the "Technical Report") entitled "*NI 43-101 Preliminary Assessment for the Lost Creek Project, Sweetwater County, Wyoming*" which the undersigned has prepared for Ur-Energy. The undersigned hereby consents to the public filing of the Technical Report with the regulatory authorities referred to above.

Dated this 7th day of April, 2008.

Douglas K. Maxwell

Douglas K. Maxwell, P.E.
Lyntek Incorporated

1550 Dover Street Lakewood, CO 80215 Tel: 303 623 8365 Fax: 303 623 0342